

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 3, 2016

Via E-mail
Erin N. Kane
Chief Executive Officer
AdvanSix Inc.
115 Tabor Road
Morris Plains, NJ

      Re: **AdvanSix Inc.**
                   Amendment No. 1 to Form 10-12B
                   Filed July 25, 2016
                   File No. 001-37774

Dear Ms. Kane:

We have reviewed your amendment and your letter dated July 25, 2016, and we have the following comments.

Amendment No. 1 to Form 10

Exhibits

General

1. It appears that the schedules to Exhibits 10.1, 10.2 and 10.3 are missing. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision. Please advise.

Exhibit 99.1

General

2. Please update your financial statements for the quarter ending June 30, 2016 pursuant to Rule 3-12 of Regulation S-X.

Risk Factors, page 6

Risks Relating to our Common Stock and the Securities Market, page 17

General

3. Please add risk factor disclosure to address the material risks associated with the exclusive forum provision of your certificate of incorporation.

Unaudited Pro Forma Combined Financial Statements, page 31

4. We note that you intend to reflect the potential dilution from common shares related to equity awards granted under Honeywell's stock-based compensation program in your determination of diluted earnings per share amounts. Please clarify whether these equity awards will be settled in shares of your common stock or Honeywell's common stock. If they will be settled in shares of Honeywell's common stock, please help us better understand the basis for reflecting in your pro forma weighted-average diluted number of shares outstanding pursuant to Rule 11-02(b)(6) of Regulation S-X.

Certain Relationships and Related Party Transactions, page 70

5. Please expand this section to include the materials terms of your agreements with Honeywell. For example, please expand your disclosure to discuss all the material terms of the Transition Services agreement, including the specific services you expect to receive from Honeywell, summary of payment terms, early termination provision, and any other material terms of this agreement.

Financial Statements

Note 1. Organization, Operations and Basis of Presentation, page F-8

6. We note that Honeywell decided to include an additional product line subject to the Spin-Off transaction which resulted in a change in reporting entity. Please help us better understand how you determined what product lines should be included in your carve-out financial statements. Please also address whether the entire resins and chemicals business of Honeywell is reflected in your carve-out financial statements. If not all of this business is reflected in these carve-out financial statements, please help us understand why.

Income Taxes, page F-11

7. We note your response to comment 20 of our letter dated June 8, 2016. In a similar manner to your response, please expand your disclosures to better explain the methodology used to prepare your tax provision and correspondingly your basis for using this methodology. We remind you that Question 3 of SAB Topic 1:B.1 states that the staff has required a pro forma income statement for the most recent year and interim period reflecting a tax provision

calculated on the separate return basis when the historical income statements in the filing do not reflect the tax provision on the separate return basis. Please tell us what consideration you gave to this guidance in preparing your pro form financial statements.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Eric Schiele, Cravath, Swaine & Moore LLP (*via email*)